December 6, 2018

Howard Doong
President and Chief Executive Officer
American BriVision (Holding) Corp
11 Sawyers Peak Drive
Goshen, NY 10924

       Re: American BriVision (Holding) Corp
           Registration Statement on Form S-1
           Filed November 14, 2018
           File No. 333-228387

Dear Dr. Doong:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed November 14, 2018

Cover Page

1. Please revise your cover page to explain that there is no established public trading market for your common stock and prices on the OTCQB may not be indicative of the market price of your common stock on Nasdaq.
2. We note that this is a firm commitment offering. Please identify the lead underwriter(s)
       on the prospectus cover page. Please note that we may defer further review of any amendment to your registration statement that does not include the name(s) of the lead underwriter(s).
 Howard Doong
American BriVision (Holding) Corp
December 6, 2018
Page 2
Mergers, page iii

3. We note that this prospectus assumes that both the BioLite and BioKey mergers were completed as of the date of this prospectus and gives effect to the mergers. Please confirm that you will not seek effectiveness until completion of the mergers or revise the filing so it does not assume the mergers have been completed.
General

4. Please update the financial statements and financial information included in the filing in accordance with Rule 8-08 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Erin Jaskot at 202-551-3442 with any questions.



                                                             Sincerely,
FirstName LastNameHoward Doong
                                                             Division of
Corporation Finance
Comapany NameAmerican BriVision (Holding) Corp
                                                             Office of
Healthcare & Insurance
December 6, 2018 Page 2
cc:       Jay Kaplowitz, Esq.
FirstName LastName